UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _____________________

Commission File Number 1-2189

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2019 AND 2018

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2002.

Chicago, Illinois
June 26, 2020

Abbott Laboratories Stock Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

(Dollars in thousands)

	2019	2018
Assets
Cash	$652	$505
Investments, at fair value	10,950,124	9,807,801
Notes receivable from participants	89,236	84,350
Accrued interest and dividend income	1,431	6,958
Due from brokers	312,311	256,213

Total assets	11,353,754	10,155,827

Liabilities
Investments sold short, at fair value	176,943	219,491
Accrued investment expenses	340	318
Due to brokers	219,039	511,309

Total liabilities	396,322	731,118

NET ASSETS AVAILABLE FOR BENEFITS	$10,957,432	$9,424,709

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2019

(Dollars in thousands)

Additions
Contributions
Employer	$150,359
Participant	287,791
Rollovers	35,179

Total contributions	473,329

Investment income
Net appreciation in fair value of investments	1,582,843
Interest and dividends	125,853

Net investment income	1,708,696

Interest income on notes receivable from participants	3,870

Total additions	2,185,895

Deductions
Benefits paid to participants	652,973
Other expenses	199

Total deductions	653,172

NET INCREASE	1,532,723

Net assets available for benefits
Beginning of year	9,424,709

End of year	$10,957,432

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is intended to constitute a profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

Alight Solutions serves as the record keeper of the Plan. The Northern Trust Company (“Custodian” or “Trustee”) serves as the Plan’s custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”). The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% up to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both. The Plan also permits Roth 401(k) contributions and has a Roth 401(k) conversion feature. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

Employer matching contributions to the Plan are made each payroll period based on the participating employee’s eligible earnings, unless the employee has elected to participate as a Freedom 2 Save Participant as described below. The employer matching contribution for the year ended December 31, 2019 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Effective as of August 1, 2018, participants may enroll in the Freedom 2 Save program in the Plan. A Freedom 2 Save participant who makes qualified student loan repayments of at least 2% of eligible earnings may receive a Freedom 2 Save employer contribution of 5% of eligible earnings shortly after the end of the year. An enrolled Freedom 2 Save participant who makes elective deferrals to the Plan will not receive employer matching contributions each payroll period but instead may receive a true-up employer matching contribution shortly after the end of the year for any payroll period for which the participant makes elective deferrals and does not receive a Freedom 2 Save employer contribution. Freedom 2 Save employer contributions and true-up employer matching contributions are only made on behalf of Freedom 2 Save participants who meet program guidelines, and who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or terminate employment due to death or qualifying disability during such Plan year.

Employer contributions are invested according to the participant’s investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year for which paid, or (3) paid to the Plan and credited to the accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

On January 1, 2013, Abbott separated into two publicly traded companies – Abbott and AbbVie Inc. ("AbbVie"). The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other available investment options.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

For employees who became Abbott Green participants prior to January 1, 2018, employer contributions vest 20% after one year of service and 100% after two years of service. Abbott Green participants are also fully vested in employer contributions upon disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2019, forfeitures reduced Abbott’s employer contributions by approximately $12.6 million. Approximately $535,000 and $361,000 in forfeitures were available at the end of 2019 and 2018, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged-in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments, in a single lump sum or in a partial lump sum. Participants may elect a direct rollover of their accounts. Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 31st of December following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN - Continued

Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to IRC limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan offers a variety of investment options to participants. Certain investment options are structured as separately managed accounts; therefore, the Plan owns the individual investment holdings within the separately managed accounts and reflects them within the investments of the Plan.

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, REITs and futures contracts - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Collective trust funds and Private 40-Act mutual funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Participants are permitted to make redemptions from the funds on a daily basis. Certain funds require five days’ notice for a Plan level redemption. The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund’s net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the funds in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind.

Corporate debt and government debt - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held. Prices obtained from vendors are on the basis of bid or mid evaluations in accordance to a region’s market convention, using factors which include but are not limited to market quotations, yields, maturities, and the bond’s terms and conditions. Proprietary methods are used to arrive at the evaluated price, which represent the price a dealer would pay for a security.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Futures contracts

One of the investment options structured as a separately managed account uses futures contracts as part of its investment strategy. A futures contract represents a commitment for the future purchase or sale of an asset or index at a specified price on a specified date. Futures contracts are exchange-traded and settle daily. Upon entering into the contracts, the investment manager of the separately managed account is required to deposit, either in cash or securities, an amount equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts.

As of December 31, 2019 and 2018, the Plan held futures contracts with a notional amount of approximately $2.3 million and $2.5 million, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of the cash settlements under the contracts. The fair value of these derivative contracts was not material at December 31, 2019 and 2018. Changes in fair value are accounted for as investment income within net appreciation in fair value of investments and totaled approximately $585,000 for the year ended December 31, 2019.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Short sales

One of the investment options structured as a separately managed account utilizes short sales as part of its investment strategy. Short sales are transactions in which the separately managed account sells an investment it does not own in anticipation of a decline in value of that investment. To complete the transaction, the separately managed account must borrow the investment to make delivery to the buyer. The separately managed account is obligated to replace the investment borrowed by purchasing the investment at market price at the time of replacement. The price at such time may be more or less than the price at which the investment was sold by the separately managed account. When an investment is sold short, a decrease in the value of the investment will be recognized as a gain and an increase in the value of the investment will be recognized as a loss.

The following tables summarize the basis used to measure investment assets and liabilities at fair value at December 31, 2019 and 2018 (dollars in thousands):

	Basis of Fair Value Measurement
2019	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$4,059,697	$-	$-	$-	$4,059,697
Mutual funds	96,694	-	-	-	96,694
REITs	29,638	-	-	-	29,638
Collective trust funds	-	-	-	5,972,632	5,972,632
Corporate debt	-	250,580	-	-	250,580
Government debt	-	299,689	-	-	299,689
Certificate of deposit	-	3,106	-	-	3,106
Private 40-Act mutual funds	-	-	-	238,088	238,088
Total investments at fair value	$4,186,029	$553,375	$-	$6,210,720	$10,950,124

	Basis of Fair Value Measurement
2019	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$176,943	$-	$-	$176,943
Total investments sold short at fair value	$-	$176,943	$-	$-	$176,943

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
2018	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$3,845,703	$-	$-	$-	$3,845,703
Mutual funds	1,578,825	-	-	-	1,578,825
REITs	23,533	-	-	-	23,533
Collective trust funds	-	-	-	3,179,861	3,179,861
Corporate debt	-	260,227	-	-	260,227
Government debt	-	464,338	-	-	464,338
Certificate of deposit	-	4,400	-	-	4,400
Self-directed brokerage accounts	22,281	-	-	-	22,281
Private 40-Act mutual funds	-	-	-	428,633	428,633
Total investments at fair value	$5,470,342	$728,965	$-	$3,608,494	$9,807,801

	Basis of Fair Value Measurement
2018	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$219,491	$-	$-	$219,491
Total investments sold short at fair value	$-	$219,491	$-	$-	$219,491

The Private 40-Act mutual funds are not direct filing entities. These funds invest in fixed income instruments of varying maturities. The investment objective of one fund is to seek maximum current income and the other is to seek maximum total return, both being consistent with preservation of capital and liquidity.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie stock. Investment fees for mutual funds, REITs, collective trusts, and managed accounts are charged against the net assets of the respective fund. Abbott pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2019 and 2018 is presented below:

	2019	2018
Abbott common shares, 28,371,110 and 29,425,544 shares, respectively (dollars in thousands)	$2,464,315	$2,128,350
Market value per share	$86.86	$72.33

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Trustee and shares of the Trustee’s common stock. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2019, the Plan received $37 million in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Abbott by a letter dated May 19, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE G - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2019 through the date these financial statements were issued. In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. The spread of COVID-19 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies. Management of the Plan is not aware of any other subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - employer securities
*ABBOTT LABORATORIES, common shares		$2,464,315

Common stock
1ST CTZNS BANCSHARES INC CL A		157
2U INC COM		35
5TH 3RD BANCORP		927
ABBVIE INC.		1,418,959
ACADIA HEALTHCARE CO INC COM		120
ACUITY BRANDS INC COM		174
ADAPTIVE BIOTECHNOLOGIES CORP		6
ADT INC DEL COM		38
ADVANCE AUTO PTS INC COM		344
AECOM		288
AES CORP COM		564
AFFILIATED MANAGERS GROUP INC COM STK		180
AGCO CORP COM		205
AGILENT TECHNOLOGIES INC COM		1,016
AGIOS PHARMACEUTICALS INC COM		109
AIR LEASE CORP CL A CL A		198
AKAMAI TECHNOLOGIES INC COM STK		50
ALASKA AIR GROUP INC COM		191
ALBEMARLE CORP COM		328
ALKERMES PLC SHS		139
ALLEGHANY CORP DEL COM		428
ALLEGION PLC COMMON STOCK		120
ALLIANCE DATA SYS CORP COM		169
ALLIANT ENERGY CORP COM		559
ALLY FINL INC COM		495
ALNYLAM PHARMACEUTICALS INC COM		83
AMDOCS ORD GBP0.01		417
AMER FINL GROUP INC OH COM STK		343
AMER NATL INS CO COM		37
AMERCO COM		139
AMEREN CORP COM		804
AMERICAN AIRLINES INC COM		431
AMERICAN WTR WKS CO INC NEW COM		943
AMERIPRISE FINL INC COM		774
AMETEK INC NEW COM		200
ANTERO MIDSTREAM CORPORATION		82
ANTERO RES CORP COM		31
APACHE CORP COM		412
APERGY CORP COM		109
APTARGROUP INC COM		186
APTIV PLC COM USD		973
ARAMARK COM		454
ARCH CAPITAL GROUP COM STK		607
ARCHER-DANIELS-MIDLAND CO COM		1,098
ARDAGH GROUP S A ARDAGH GROUP S A		15
ARROW ELECTR INC COM		290
ASHLAND GLOBAL HLDGS INC COM		194
ASSOCTD BANC-CORP COM		149
ASSURANT INC COM		336
ASSURED GUARANTY LTD COMMON STK		193

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
ATHENE HOLDING LTD		173
ATMOS ENERGY CORP COM		560
AUTONATION INC COM		113
AVANGRID INC COM		120
AVANTOR INC COM		70
AVERY DENNISON CORP COM		30
AVNET INC COM		180
AXALTA COATING SYSTEMS LTD		187
AXIS CAPITAL HOLDINGS LTD		191
BAKER HUGHES CO		710
BANK OZK COM		161
BANKUNITED INC		144
BERKLEY W R CORP COM		424
BERRY GLOBAL GROUP INC		167
BEST BUY INC COM STK		670
BEYOND MEAT INC		153
BGC PARTNERS INC CL A CL A		77
BIO RAD LABS INC CL A		335
BK HAW CORP COM		158
BLOCK H & R INC COM		169
BLUEBIRD BIO INC COM		208
BOK FINL CORP COM NEW		118
BORG WARNER INC COM		381
BRIGHTHOUSE FINL INC COM		180
BROWN & BROWN INC COM		373
BROWN FORMAN CORP CL A CL A		9
BROWN-FORMAN INC CL B NON-VTG COM		32
BRUNSWICK CORP COM		207
BUNGE LTD		339
BWX TECHNOLOGIES INC COM		63
C H ROBINSON WORLDWIDE INC COM NEW COM NEW		103
CABOT CORP COM		115
CABOT OIL & GAS CORP COM		113
CACI INTL INC CL A CL A		263
CAESARS ENTERTAINMENT CORP		331
CAMPBELL SOUP CO COM		155
CANTEL MEDICAL CORP COM		47
CAPRI HOLDINGS LTD		133
CARDINAL HLTH INC		630
CARLISLE COMPANIES INC COM		51
CARMAX INC COM		322
CARTER INC		112
CASEYS GEN STORES INC COM		187
CATALENT INC COM		349
CBOE GLOBAL MARKETS INC		428
CBRE GROUP INC CL A CL A		554
CELANESE CORP DEL COM SER A STK		631
CENTENE CORP		65
CENTENE CORP DEL COM		182
CENTENNIAL RESOURCE DEVELOPMENT INC		37
CENTERPOINT ENERGY INC COM		586
CENTURYLINK INC COM		615
CERENCE INC COM		34

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
CERIDIAN HCM HLDG INC COM		49
CF INDS HLDGS INC COM		400
CHANGE HEALTHCARE INC COM		16
CHEMOURS CO COM		123
CHENIERE ENERGY INC COM NEW		253
CHESAPEAKE ENERGY CORP COM		45
CHOICE HOTELS INTL INC COM		82
CIENA CORP COM NEW		283
CIMAREX ENERGY CO COM		226
CIN FNCL CORP COM		684
CINEMARK HLDGS INC COM		157
CIT GROUP INC NEW COM NEW COM NEW		171
CITIZENS FINL GROUP INC COM		751
CITRIX SYS INC COM		64
CLEAN HBRS INC COM		191
CLOROX CO COM		151
CMS ENERGY CORP COM		761
CNA FNCL CORP COM		51
COHERENT INC COM		167
COLFAX CORP COM		141
COLUMBIA SPORTSWEAR CO COM		43
COM ALCOA CORPORATION		173
COMERICA INC COM		412
COMM BANCSHARES INC COM		291
COMMSCOPE HLDG CO INC COM		113
CONAGRA BRANDS INC COM		706
CONCHO RES INC COM STK		745
CONS EDISON INC COM		1,282
CONTINENTAL RES INC COM		124
COOPER COS INC COM NEW COM NEW		578
COPA HOLDINGS SA COM STK		143
CORELOGIC INC-W/I COM STK		139
CORNING INC COM		642
CORTEVA INC COM		948
COTY INC COM CL A		142
COVETRUS INC		53
CRANE CO COM		187
CREDIT ACCEP CORP MICH COM		23
CREE INC COM		194
CROWN HLDGS INC COM		172
CULLEN / FROST BANKERS INC COM		237
CUMMINS INC		1,140
CURTISS WRIGHT CORP COM		257
CYPRESS SEMICONDUCTOR CORP COM		366
D R HORTON INC COM		754
DAVITA INC COM		316
DENTSPLY SIRONA INC COM		539
DEVON ENERGY CORP NEW COM		423
DIAMONDBACK ENERGY INC COM		501
DICKS SPORTING GOODS INC OC-COM OC-COM		136
DISCOVER FINL SVCS COM STK		734
DISCOVERY INC		438
DISCOVERY INC - A		219

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
DISH NETWORK CORP		392
DOLBY LABORATORIES INC		163
DOLLAR GEN CORP		101
DOLLAR TREE INC		434
DOMTAR CORP		92
DOVER CORP		401
DTE ENERGY CO		1,024
DUNKIN BRANDS GROUP INC		17
DXC TECHNOLOGY CO COM		410
DYNATRACE INC COM		13
E TRADE FINL CORP		357
EAGLE MATLS INC COM		26
EAST WEST BANCORP INC COM		301
EASTMAN CHEM CO COM		462
EATON VANCE CORP COM NON VTG		217
ECHOSTAR CORPORATION		91
EDISON INTL COM		1,123
ELANCO ANIMAL HEALTH INC COM		470
ELEMENT SOLUTION INC COM		68
ENCOMPASS HEALTH CORP		146
ENERGIZER HLDGS INC NEW COM		133
ENTERGY CORP NEW COM		1,012
ENVISTA HLDGS CORP COM		64
EQT CORP COM		116
EQUIFAX INC COM		108
EQUITABLE HLDGS		439
EQUITRANS MIDSTREAM CORP COM NPV WI		102
ERIE INDTY CO CL A		57
ESSENTIAL UTILS		432
EVERCORE INC		78
EVEREST RE GROUP COM		330
EVERGY INC COM NPV		631
EVERSOURCE ENERGY COM		1,172
EXELIXIS INC COM STK		130
EXPEDIA GROUP INC		82
EXPEDITORS INTL WASH INC COM		167
EXTENDED STAY AMER INC		116
F N B CORP PA COM		178
F5 NETWORKS INC COM STK		26
FASTENAL CO COM		84
FIDELITY NATL FINL INC		511
FIRST AMERN FINL CORP COM STK		271
FIRST HAWAIIAN INC COM		163
FIRST HORIZON NATL CORP COM		216
FIRST REP BK SAN FRANCISCO CALIF NEW COM		683
FIRST SOLAR INC COM		199
FIRSTENERGY CORP COM		1,117
FLIR SYS INC COM		274
FLOWERS FOODS INC COM		183
FLOWSERVE CORP COM		220
FLUOR CORP NEW COM		110
FMC CORP COM (NEW)		549
FOOT LOCKER INC COM		177

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
FORTIVE CORP COM MON STOCK		749
FORTUNE BRANDS HOME & SEC INC COM		265
FOX CORP CL A CL A		502
FOX CORP CL B CL B		230
FREEPORT-MCMORAN INC		813
FRKLN RES INC COM		306
FRONTDOOR INC COM		174
GALLAGHER ARTHUR J & CO COM		590
GAP INC COM		161
GARMIN LTD COMMON STOCK		605
GATES INDL CORP PL		26
GCI LIBERTY INC COM NPV CL A		297
GENTEX CORP COM		310
GENUINE PARTS CO COM		638
GLOBE LIFE INC COM		475
GOODYEAR TIRE & RUBBER CO COM		157
GRAFTECH INTL LTD COM		30
GRAHAM HLDGS CO COM CL B COM		112
GRAND CANYON ED INC COM STK		173
GRAPHIC PACKAGING HLDG CO COM STK		203
GROCERY OUTLET HLDG CORP COM		37
HAIN CELESTIAL GROUP INC COM		92
HALLIBURTON CO COM		910
HANESBRANDS INC COM STK		50
HANOVER INS GROUP INC COM		232
HARLEY DAVIDSON		242
HARTFORD FINL SVCS GROUP INC COM		929
HAWAIIAN ELEC INDS INC COM		218
HD SUPPLY HLDGS INC. COM		284
HELMERICH & PAYNE INC COM		209
HENRY SCHEIN INC COMMON STOCK		363
HERBALIFE NUTRITION LTD COM STK		172
HERSHEY COMPANY		113
HESS CORP COM STK		762
HEWLETT PACKARD ENTERPRISE CO COM		884
HEXCEL CORP NEW COM		17
HILL-ROM HLDGS INC COM STK		153
HILTON GRAND VACATIONS INC COM		107
HOLLYFRONTIER CORP COM		322
HOLOGIC INC COM		114
HORIZON THERAPEUTICS PLC		252
HORMEL FOODS CORP COM		530
HOWARD HUGHES CORP COM STOCK		146
HOWMET		503
HUBBELL INC COM		156
HUNT J B TRANS SVCS INC COM		296
HUNTINGTON BANCSHARES INC COM		659
HUNTINGTON INGALLS INDS INC COM		88
HUNTSMAN CORP COM STK		222
HYATT HOTELS CORP COM CL A COM CL A		141
IAA SPINCO INC		24
IAC / INTERACTIVECORP COM		332
ICU MED INC COM		104

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
IDACORP INC COM		230
IDEX CORP COM		278
IHS MARKIT LTD COM		473
INGERSOLL		204
INGREDION INC COM		266
INTEGRA LIFESCIENCES HLDG CORP COM DESP		178
INTERACTIVE BROKERS GROUP INC CL COM		107
INTERNATIONAL GAME TECHNOLOGY		61
INTERPUBLIC GROUP COMPANIES INC COM		345
INTL FLAVORS & FRAGRANCES INC COM		588
INTL PAPER CO COM		773
INVESCO LTD		291
IPG PHOTONICS CORP COM		205
IQVIA HLDGS INC		666
ITT INC COM		277
JABIL INC		208
JACK HENRY & ASSOC INC COM		55
JACOBS ENGR GROUP INC COM		507
JANUS HENDERSON GROUP PLC		162
JAZZ PHARMACEUTICALS PLC		39
JEFFERIES FINL GROUP INC COM		243
JETBLUE AWYS CORP COM		209
JONES LANG LASALLE INC COM STK		339
JUNIPER NETWORKS INC COM		349
KAR AUCTION SVCS INC COM STK		11
KELLOGG CO		449
KEMPER CORP DEL COM		166
KEYCORP NEW COM		845
KIRBY CORP COM		228
KNIGHT-SWIFT TRANSN HLDGS INC CL A		189
KOHLS CORP COM		344
KOSMOS ENERGY LTD		86
KROGER CO COM		979
KS CY SOUTHN		644
L BRANDS INC COM		151
L3HARRIS TECHNOLOGIES INC COM		923
LAB CORP AMER HLDGS COM NEW		655
LAM RESH CORP COM		217
LAMB WESTON HLDGS INC		398
LANDSTAR SYS INC COM		18
LAZARD LTD CL A		108
LEAR CORP COM NEW COM NEW		358
LEGG MASON INC COM		129
LEGGETT & PLATT INC COM		285
LEIDOS HLDGS INC COM		557
LENNAR CORP CL A CL A		384
LENNAR CORP CL B CL B		16
LENNOX INTL INC COM		31
LIBERTY BROADBAND CORP COM SER A COM SERA		128
LIBERTY BROADBAND CORP COM SER C COM SERC		567
LIBERTY MEDIA CORP		317
LIBERTY MEDIA CORP		176
LIBERTY MEDIA CORP		46

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
LIBERTY MEDIA CORPORATION		388
LINCOLN ELEC HLDGS INC COM		14
LINCOLN NATL CORP COM		503
LIONS GATE ENTMT CORP CL B NON VTG NON VOTING SHS CL B		48
LIONS GATE ENTMT CORP VOTING SHARES CL A		21
LITTELFUSE INC COM		191
LKQ CORP COM LKQ CORP		402
LOEWS CORP COM		572
LOGMEIN INC COM		176
LYFT INC CL A CL A		311
M & T BK CORP COM		951
MACQUARIE INFRASTRUCTURE CORP		131
MACYS INC COM STK		226
MADISON SQUARE GARDEN CO NEW CL A CL A		213
MANPOWERGROUP INC		241
MARATHON OIL CORP COM		467
MARKEL CORP HOLDING CO COM		607
MARTIN MARIETTA MATLS INC COM		518
MARVELL TECH GROUP		750
MASCO CORP COM		583
MATTEL INC		60
MAXIM INTEGRATED PRODS INC COM		444
MC CORMICK & CO INC COM NON-VTG		315
MCKESSON CORP		945
MDU RES GROUP INC COM		250
MEDALLIA INC COM		4
MEDNAX INC COM		99
MERCURY GEN CORP NEW COM		54
MGIC INVT CORP WIS COM		208
MGM RESORTS INTERNATIONAL COM		648
MICROCHIP TECHNOLOGY INC COM		748
MKS INSTRS INC COM		254
MODERNA INC COM		17
MOHAWK INDS INC COM		341
MOLINA HEALTHCARE INC COM		78
MOLSON COORS BEVERAGE COMPANY		401
MOSAIC CO/THE		318
MOTOROLA SOLUTIONS INC		307
MSC INDL DIRECT INC CL A COM		143
MURPHY OIL CORP COM		173
MYLAN NV		442
NASDAQ INC		522
NATIONAL INSTRS CORP COM		223
NATIONAL OILWELL VARCO COM STK		413
NATL FUEL GAS CO COM		165
NAVIENT CORP COM		116
NEKTAR THERAPEUTICS COM		128
NEW YORK CMNTY BANCORP INC COM		233
NEW YORK TIMES CO CL A		177
NEWELL BRANDS INC COM		312
NEWMARKET CORP COM		9
NEWMONT CORPORATION		1,512
NEWS CORP COM CL A		233

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
NEWS CORP COM CL B		72
NEXSTAR MEDIA GROUP INC CL A CL A		49
NIELSEN HOLDINGS PLC COMSTK		270
NISOURCE INC COM		443
NOBLE ENERGY INC COM		504
NORDSON CORP COM		35
*NORTHERN TR CORP COM		882
NORTONLIFE LOCK INC		632
NORWEGIAN CRUISE LINE HLDGS LTD		420
NRG ENERGY INC COM NEW		428
NU SKIN ENTERPRISES INC CL A CL A		94
NUANCE COMMUNICATIONS INC COM		218
NUCOR CORP COM		733
NVENT ELECTRIC PLC		163
OGE ENERGY CORP COM		378
O-I GLASS INC COM		77
OLD DOMINION FREIGHT LINE INC COM		306
OLD REP INTL CORP COM		269
OLIN CORP COM		117
OMNICOM GROUP INC COM		349
ON SEMICONDUCTOR CORP COM		424
ONEMAIN HLDGS INC COM		115
ONEOK INC COM STK		901
OSHKOSH CORPORATION		276
OWENS CORNING NEW COM STK		299
PACCAR INC COM		1,141
PACKAGING CORP AMER		447
PACWEST BANCORP DEL COM		194
PARKER-HANNIFIN CORP COM		1,121
PARSLEY ENERGY INC CL A CL A		91
PATTERSON-UTI ENERGY INC COM		85
PBF ENERGY INC CL A CL A		162
PENSKE AUTOMOTIVE GROUP INC COM STK		73
PENTAIR PLC		329
PEOPLES UTD FINL INC COM		317
PERKINELMER INC COM		356
PERRIGO COMPANY LIMITED		278
PG& E CORP COM		247
PILGRIMS PRIDE CORP		47
PINNACLE FINL PARTNERS INC COM		206
PINNACLE W. CAP CORP COM		430
PIONEER NAT RES CO COM		609
POLARIS INC		25
POPULAR INC		240
POST HLDGS INC COM STK		169
PPL CORP		1,103
PREMIER INC CL A CL A		99
PRIMERICA INC COM		64
PRINCIPAL FINL GROUP INC COM STK		650
PROSPERITY BANCSHARES INC COM		250
PUB SERVICE ENTERPRISE GROUP INC COM		1,269
PULTE GROUP INC		416
PVH CORP		328

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
QIAGEN NV		319
QORVO INC COM		574
QUANTA SVCS INC COM		187
QUEST DIAGNOSTICS INC COM		612
QURATE RETAIL INC		135
RALPH LAUREN CORP CL A CL A		246
RANGE RES CORP COM		42
RAYMOND JAMES FNCL INC COM STK		364
REGAL BELOIT CORP		148
REGIONS FINL CORP NEW COM		704
REINSURANCE GROUP AMER INC COM NEW STK		435
RELIANCE STL & ALUM CO COM		333
RENAISSANCE RE HLDGS LTD COM		227
REPUBLIC SVCS INC COM		763
RESIDEO TECHNOLOGIES INC		61
ROYAL CARIBBEAN CRUISES COM STK		979
ROYAL GOLD INC		234
RPM INTL INC		348
RYDER SYS INC COM		118
SABRE CORP COM		219
SANTANDER CONSUMER USA HLDGS INC COM		103
SCHNEIDER NATL INC WIS CL B CL B		51
SEABOARD CORP DEL COM		47
SEALED AIR CORP NEW COM STK		246
SEI INVTS CO COM		184
SEMPRA ENERGY INC COM STK		1,821
SENSATA TECHNOLOGIES B V HOLDING		206
SERVICE CORP INTL COM		224
SERVICE PPTYS TR COM SH BEN INT		166
SERVICEMASTER GLOBAL HLDGS INC COM		191
SIGNATURE BK NY N Y COM		156
SILGAN HLDGS INC COM		101
SINCLAIR BROADCAST GROUP INC CL A		5
SIX FLAGS ENTMT CORP NEW COM		136
SKECHERS U S A INC CL A		158
SKYWORKS SOLUTIONS INC COM		832
SLM CORP COM		161
SMITH A O CORP COM		232
SMUCKER J M CO COM NEW		483
SNAP-ON INC COM		391
SOLARWINDS CORP COM		25
SONOCO PROD CO COM		262
SPECTRUM BRANDS HLDGS INC		112
SPIRIT AEROSYSTEMS HLDGS INC CL A		31
SPROUTS FMRS MKT INC COM		50
SS&C TECHNOLOGIES HLDGS INC COM		54
STANLEY BLACK & DECKER INC COM		1,068
STATE STR CORP COM		1,224
STEEL DYNAMICS INC COM		296
STERICYCLE INC COM		244
STERIS PLC		514
STERLING BANCORP DEL COM		178
SVB FINANCIAL GROUP COMMON STOCK		515

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
SYNCHRONY FINL COM		722
SYNNEX CORP COM STK		228
SYNOVUS FINL CORP COM NEW COM NEW		215
T ROWE PRICE GROUP INC		842
TAKE-TWO INTERACTIVE SOFTWARE INC		316
TAPESTRY INC		318
TARGA RES CORP COM		400
TCF FINL CORP NEW COM		299
TELEDYNE TECHNOLOGIES INC COM		530
TELEPHONE & DATA SYS INC COM STK		107
TEXTRON INC COM		439
TFS FINL CORP COM STK		42
THOR INDS INC COM STK		165
TIFFANY & CO COM		689
TIMKEN CO COM		158
T-MOBILE US INC		129
TOLL BROS INC COM		218
TRANE TECHOLOGY		79
TRANSDIGM GROUP INC COM		222
TRANSOCEAN LTD		167
TREEHOUSE FOODS INC COM		93
TRIMBLE INC COM TRIMBLE INC		370
TRINITY IND INC COM		93
TRIPADVISOR INC		13
TX CAP BANCSHARES INC COM		119
TYSON FOODS INC CL A COM (DELAWARE)		1,114
U.S. CELLULAR CORP COM		21
UGI CORP NEW COM		402
UMPQUA HLDGS CORP COM		168
UNDER ARMOR INC CL A		58
UNDER ARMOUR INC CL C COM		53
UNITED AIRLINES HOLDINGS INC		678
UNITED RENTALS INC COM		154
UNITED STS STL CORP NEW COM		82
UNITED THERAPEUTICS CORP DEL COM STK		165
UNIVAR SOLUTIONS INC		175
UNUM GROUP		255
UNVL HEALTH SERVICES INC CL B COM		478
URBAN OUTFITTERS INC COM		80
US FOODS HLDG CORP COM		391
VAIL RESORTS INC COM		43
VALMONT INDS INC COM		135
VALVOLINE INC COM		174
VERISIGN INC COM		264
VIACOMCBS INC CL A CL A		5
VIACOMCBS INC NPV		437
VIASAT INC COM		173
VIRTU FINL INC CL A CL A		21
VISTRA ENERGY CORP COM		416
VOYA FINL INC COM		324
VULCAN MATERIALS CO COM		64
WABCO HLDGS INC COM STK		47
WABTEC CORP COM		431

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
WATSCO INC COM		246
WEBSTER FNCL CORP WATERBURY CONN COM		210
WEC ENERGY GROUP INC COM		1,238
WESCO INTL INC COM		106
WEST PHARMACEUTICAL SVCS INC COM		112
WESTERN ALLIANCE BANCORPORATION COM		205
WESTERN UNION CO		372
WESTLAKE CHEM CORP COM STK		103
WESTN DIGITAL CORP COM		805
WESTROCK CO COM		467
WHIRLPOOL CORP COM		390
WHITE MOUNTAINS INSURANCE GROUP		145
WILEY JOHN & SONS INC CL A		88
WILLIAMS CO INC COM		1,225
WILLIAMS SONOMA INC COM		202
WILLIS TOWERS WATSON PLC		1,108
WINTRUST FINL CORP COM		172
WOODWARD INC COM		49
WPX ENERGY INC COM SHS		243
WYNDHAM DESTINATIONS INC COM STK		195
WYNDHAM HOTELS & RESORTS INC COM		177
WYNN RESORTS LTD COM		98
XCEL ENERGY INC COM		1,417
XEROX HLDGS CORP COM NEW COM NEW		281
XPO LOGISTICS INC COM		128
YUM CHINA HLDGS INC COM		140
ZILLOW GROUP INC		108
ZILLOW GROUP INC CLASS C		244
ZIMMER BIOMET HLDGS INC COM		1,307
ZIONS BANCORPORATION N A		370
ZYNGA INC		175
Total Common stock		4,059,697

Mutual funds
PIMCO ALL ASSET FUND		96,694

REITs
AGNC INVT CORP COM		406
ALEXANDRIA REAL ESTATE EQUITIES INC COM		783
AMERICAN CAMPUS CMNTYS INC COM		274
AMERICAN HOMES 4 RENT COMMON STOCK		166
ANNALY CAP MGMT INC COM		573
APARTMENT INVESTMENT & MANAGEMENT		325
APPLE HOSPITALITY REIT INC COM NEW COM NEW		142
AVALONBAY CMNTYS REIT		1,242
BRANDYWINE RLTY TR SH BEN INT NEW REIT		115
BRIXMOR PPTY GROUP INC COM		274
BSTN PPTYS INC		905
CAMDEN PPTY TR SH BEN INT		421
CHIMERA INVT CORP COM NEW COM NEW		160
COLONY CAP INC NEW CL A COM CL A COM		90
COLUMBIA PPTY TR INC COM NEW STK		102
CORESITE RLTY CORP COM CORESITE REALTY CORP		38

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
REITs - continued
CORP OFFICE PPTYS TR COM		142
COUSINS PPTYS INC		256
CUBESMART		259
CYRUSONE INC COM		313
DIGITAL RLTY TR INC COM		1,057
DOUGLAS EMMETT INC COM REIT		311
DUKE RLTY CORP COM NEW REIT		540
EMPIRE ST RLTY TR INC CL A CL A		91
EPR PPTYS COM SH BEN INT COM SH BEN INT		234
EQTY RESDNTL EFF 5/15/02		1,258
EQUITY COMMONWEALTH USD0.01( BNF INT)		171
ESSEX PPTY TR REIT		835
EXTRA SPACE STORAGE INC COM		110
FEDERAL RLTY INVT TR SH BEN INT NEW SH BEN INT NEW		409
GAMING & LEISURE PPTYS INC COM		372
HEALTHCARE TR AMER INC CL A NEW CL A NEW		263
HEALTHPEAK PROPERTIES INC		718
HIGHWOODS PPTYS INC COM		215
HOST HOTELS & RESORTS INC REIT		561
HUDSON PACIFIC PROPERTIES INC COM		245
INVITATION HOMES INC COM		685
IRON MTN INC NEW COM		345
JBG SMITH PROPERTIES		209
KILROY RLTY CORP COM		370
KIMCO RLTY CORP COM		357
LIFE STORAGE INC COM		216
MACERICH CO REIT		164
MEDICAL PPTYS TR INC COM REIT		461
MFA FINL INC		144
MID-AMER APT CMNTYS INC COM		640
NATIONAL RETAIL PPTYS INC COM STK		389
NEW RESIDENTIAL INVT CORP COM NEW COM NEW		285
OMEGA HEALTHCARE INVS INC REIT		392
OUTFRONT MEDIA INC COM		140
PARAMOUNT GROUP INC COM		117
PARK HOTELS & RESORTS INC COM		264
PROLOGIS INC		399
RAYONIER INC REIT		183
REALTY INCOME CORP COM		1,022
REGENCY CTRS CORP COM		447
RETAIL PPTYS AMER INC CL A		119
SITE CENTERS CORP		90
SL GREEN RLTY CORP COM STK		312
SPIRIT REALTY CAPITAL INC		206
STARWOOD PROPERTY TRUST INC COM REIT		289
STORE CAPITAL CORPORATION		340
SUN COMMUNITIES INC COM		439
TAUBMAN CTRS INC COM		76
TWO HARBORS INVESMENT CORP		172
UDR INC COM STK		549
VENTAS INC REIT		913
VEREIT INC		423
VICI PPTYS INC COM		503

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
REITs - continued
VORNADO RLTY TR COM		490
W P CAREY INC COM		585
WEINGARTEN RLTY INVS COM		160
WELLTOWER INC COM REIT		1,411
WEYERHAEUSER CO COM		956
Total REITs		29,638

Collective trust funds
BLACKROCK INTERNATIONAL MULTI CAP EQUITY FUND		84,424
CAPITAL GROUP EUROPACIFIC GROWTH TRUST		380,777
CAPITAL GROUP GROWTH FUND OF AMERICA TRUST		848,622
CAPITAL GROUP INVESTMENT COMPANY OF AMERICA TRUST		294,383
CAPITAL GROUP WASHINGTON MUTUAL INVESTORS TRUST		268,822
GW&K SMALL-MID CAP CORE EQUITY FUND		120,291
*NORTHERN TRUST COLLECTIVE WORLD ex-U.S. INDEX FUND		97,391
*NORTHERN TRUST COLLECTIVE ACWI ex-U.S. INDEX FUND		14,699
PIMCO TOTAL RETURN COLLECTIVE TRUST FUND		241,902
SSGA RUSSELL SMALL/MID CAP INDEX FUND CLASS K		679,542
SSGA S&P 500 INDEX FUND CLASS K		928,370
SSGA U.S. BOND INDEX FUND CLASS K		111,185
SSGA TARGET RETIREMENT 2015		65,095
SSGA TARGET RETIREMENT 2020		225,905
SSGA TARGET RETIREMENT 2025		334,818
SSGA TARGET RETIREMENT 2030		322,735
SSGA TARGET RETIREMENT 2035		283,361
SSGA TARGET RETIREMENT 2040		223,964
SSGA TARGET RETIREMENT 2045		185,133
SSGA TARGET RETIREMENT 2050		118,514
SSGA TARGET RETIREMENT 2055		56,654
SSGA TARGET RETIREMENT 2060		20,885
SSGA TARGET RETIREMENT INCOME		57,175
*NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND		7,985
Total Collective trust funds		5,972,632

Futures contracts
EQUITY FUTURES OFFSET - LONG		(2,298)
FUT MAR 20 EMINI S&P 500		646
FUT MAR 20 IMMEMINI MDCP		1,652
Total Futures contracts		-

Corporate debt
ABBVIE INC FLTG RT 2.346% DUE 11-21-2022		1,809
ACTAVIS FDG SCS GTD NT FLTG RATE DUE 03-12-2020/02-12-2020 REG		1,403
AERCAP IRELAND CAP 4.5% DUE 05-15-2021		2,271
AERCAP IRELAND CAP 4.625% DUE 10-30-2020		2,479
AIR LEASE CORP MED 2.25% DUE 01-15-2023		2,202
AIRCASTLE LTD 5.125% DUE 03-15-2021		2,686
AMERN HONDA FIN FLTG RT 2.87288% DUE 06-27-2022		1,709
ASSURANT INC SR NT DUE 03-26-2021/03-26-2019 REG		206
AT&T INC FLTG RT 02-15-2023		1,210
AT&T INC FLTG RT 1.96413% DUE 06-12-2024		1,017
AT&T INC FLTG RT 2.78125% DUE 07-15-2021		303
AT&T INC NT FLTG DUE 06-01-2021 REG		1,207

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Corporate debt - continued
ATHENE GLOBAL FUNDING 144A FRN 07-01-2022		5,473
AVIATION CAP GROUP 2.875% DUE 01-20-2022		209
AVIATION CAP GROUP 7.125% DUE 10-15-2020		519
AVIATION CAP GROUP FLTG RT 2.53038% DUE 06-01-2021		1,908
B A T CAP CORP 3.36738%08-15-2022		6,533
BAYER US FIN II LLC GTD NT FLTG RATE 144A DUE 06-25-2021/06-25-2018 BEO		702
BOC AVIATION PTE LTD GLOBAL MEDIUM TERM VAR RT DUE 05-02-2021		3,113
BRIXMOR OPER PARTNERSHIP LP FLTG 02-01-2022		999
BROADCOM CORP / 2.375% DUE 01-15-2020		2,500
CHARTER 3.579% DUE 07-23-2020		3,522
CHARTER COMMUNICATIONS OPER LLC FRNS 02-01-2024		1,029
CITIBANK N A FLTG RT 05-20-2022 REG		4,115
CONAGRA BRANDS INC 3.8% 10-22-2021		619
CVS HEALTH CORP SR NT FLTG RATE DUE 03-09-2020 REG		100
DAIMLER FIN NORTH AMER LLC CORP FLTG 144A 02-15-2022		2,015
DELL INT LLC / EMC CORP 4.42% 06-15-2021		1,029
DIAMOND 1 FIN CORP 4.42% DUE 06-15-2021		2,882
DNB BK ASA MEDIUM VAR RT 2.20038% DUE 12-02-2022		502
DOMINION ENERGY GAS HLDGS LLC FORMERLY SR NT 2018 SER A FLTG DUE 06-15-2021		502
DUKE ENERGY CORP NEW SR NT FLTG 03-11-2022		1,309
DUKE ENERGY CORP NEW SR NT FLTG RATE 144A DUE 05-14-2021 BEO		2,409
EQT CORP SR NT FLTG DUE 10-01-2020		1,097
EQUIFAX INC SR NT FLTG DUE 08-15-2021 REG		301
EXPORT-IMP BK INDI FRN SNR MTN 08/22		2,497
FORD MTR CR CO DISC COML PAPER 01-21-2020		1,997
FORD MTR CR CO LLC VAR RT 2.13413% DUE 09-24-2020		3,205
GENERAL MTRS CO FLTG RT 1.796% DUE 09-10-2021		3,001
GOLDMAN SACHS FLTG RT 2.90413% DUE 04-26-2022		1,175
GOLDMAN SACHS FLTG RT 3.07988% DUE 11-15-2021		4,031
HARLEY DAVIDSON FLTG RT 2.52038% DUE 03-02-2021		1,911
HEWLETT PACKARD FLTG RT 2.093% DUE 10-05-2021		1,100
HSBC HLDGS PLC FLTG RT 1.43413% DUE 09-11-2021		3,708
HSBC HLDGS PLC SR NT FLTG RATE 05-18-2021		2,402
ICICI BK HONG KONG 5.75% SNR 16/11/20 USD1000		2,052
INTL LEASE FIN 8.25% DUE 12-15-2020		1,057
JPMORGAN CHASE & CO NT FLTG RATE DUE 06-18-2022/06-18-2021 REG		2,409
KRAFT HEINZ FOODS CO GTD SR NT FLTG DUE 08-10-2022 REG		1,705
LAS VEGAS SANDS 3.2% DUE 08-08-2024		1,441
LLOYDS BKG GROUP PLC NT FLTG RATE DUE 06-21-2021 REG		2,916
MARRIOTT INTL INC NEW NT SER Y FLTG RATEDUE 12-01-2020 REG		1,003
MITSUBISHI UFJ FINL GROUP INC SR NT FLTGDUE 07-26-2023 REG		2,015
MITSUBISHI UFJ FINL GROUP INC SR NT FLTGRATE DUE 07-25-2022 REG		3,072
MIZUHO FINL GROUP INC SR NT FLTG DUE 07-16-2023/07-16-2022 REG		2,209
MIZUHO FINL GROUP INC SR NT FLTG RATE DUE 09-11-2022 REG		2,521
MORGAN STANLEY FLTG 07-22-2022		2,726
MORGAN STANLEY FLTG RT 2.21011% DUE 01-20-2022		2,018
MUFG UN BK N A SAN FLTG RT 1.810017% DUE12-09-2022		1,065
NEXTERA ENERGY CAPITAL HLDGS INC FLTG RT 02-25-2022		706
NISSAN MOTOR ACCEPTANCE CORP FRN VAR RT DUE 09-28-2020		1,500
NISSAN MTR ACCEP 2.15% DUE 09-28-2020		1,996
NT DUE 10-09-2020 REG		1,903
OCCIDENTAL PETE CORP FLTG 08-15-2022		7,238
PNC BK N A PITT PA FLTG RT 2.726481% DUE07-22-2022		2,504

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Corporate debt - continued
PVTPL ABBVIE INC 2.15% DUE 11-19-2021 BEO		2,604
PVTPL AIA GROUP LTD FLTG 09-20-2021		1,300
PVTPL APIDOS CLO XVI/APIDOS CLO XVI LLC SER 13-16A CL A1R FRN 01-19-2025		17
PVTPL AVIATION CAP GROUP 2.875% 01-20-2022		504
PVTPL BAMLL COML MTG SECS SR 2019-AHT CL A FLTG 03-15-2034		701
PVTPL BARINGS BDC STATIC CLO LTD FLTG RT SER 19-1A CL A1 04-15-2027 BEO		3,056
PVTPL BLACK DIAMOND CLO 2013-1 LTD/BLACK DIA VAR 144A 02-06-2026 BEO		795
PVTPL BRISTOL MYERS SQUIBB CO FLTG RT 05-16-2022		3,010
PVTPL BROADCOM INC FIXED 3.125% DUE 04-15-2021		1,012
PVTPL CENT CLO 19 LTD / CENT CLO 19 CORPSR SECD NT CL A-1A 144A 10-29-2025		979
PVTPL CMO GOSFORTH FUNDING 2012-1 PLC STEP UP DUE 08-25-2060 BEO		726
PVTPL CMO MF1 2019-FL2 LTD FLTG 12-25-2034		4,201
PVTPL CMO MOTEL 6 TR 2017-MTL6 COML MTG PASSTHRU CTF CL A FLTG RT 08-15-2034		2,741
PVTPL CMO THE BANCORP COML MTG TR SER 2019-CRE6 TR CLS A FLTG DUE 09-15-2036		994
PVTPL CMO WELLS FARGO COML MTG TR SER 2017-HSDB CL A VAR RT 12-13-2023		1,495
PVTPL CMO WELLS FARGO COMMERCIAL MTG TST SR 2012-C10 CL AFL VAR RT 09-15-2022		2,603
PVTPL CMO WFRBS COML MTG SER-2014-C21 CL-ASBF FLTG 08-16-2047 BEO		641
PVTPL CROWN PT CLO 6 LTD/CROWN PT CLO 6 LLC SR SECD NT CL A-1 FLTG 144A VAR RT		1,992
PVTPL DAIMLER FIN NORTH AMER LLC NT FLTG RATE 02-22-2022		5,038
PVTPL GMF FLOORPLAN OWNER REVOLVING SER-2018-3 CL-A1 144A FLTG 09-15-2022 BEO		4,502
PVTPL IMPERIAL TOB FIN PLC 2.95% DUE 07-21-2020 BEO		1,504
PVTPL IMPERIAL TOBBACCO FINANCE 3.75%07-21-2022		4,222
PVTPL JACKSON NATL LIFE GLOBAL FDG SECD FLTG 06-11-2021		5,019
PVTPL JAMESTOWN CLO LTD SER 14-4A CL A1BR VAR 07-15-2026		718
PVTPL KEB HANA BK SR NT FLTG DUE 10-02-2022 BEO		802
PVTPL MACQUARIE BK LTD FLTG DUE 07-29-2020		603
PVTPL NAVIENT STUDENT LOAN TRUST 19-A CL A1 3.03%01-15-2043		738
PVTPL NELNET STUDENT LN TR FLTG RT SER 19-2A CL A 06-27-2067 BEO		3,310
PVTPL NISSAN MTR ACCEP CORP FLTG 09-21-2021 BEO		500
PVTPL NISSAN MTR ACCEP CORP NT 2.15% DUE 07-13-2020 BEO		1,499
PVTPL NISSAN MTR ACCEP CORP NT FLTG RATE144A 2.23788% DUE 07-13-2020 BEO		500
PVTPL PALMER SQUARE LN FDG SER 18-2A CL A1 FLTG 07-15-2026		2,667
PVTPL SOCIAL PROFESSIONAL LOAN PROGRAM LL VAR RT DUE 10-25-2036 BEO		495
PVTPL THL CR WIND RIV SER 12-1A CL AR2 FLTG 01-15-2026 BEO		2,152
PVTPL TRALEE CDO LTD SER 18-5A CL A1 FLTG 10-20-2028 BEO		3,001
PVTPL Z CAP CR PARTNERS CLO SER 15-1A CL A1R FLTGT RT 07-16-2027		3,982
PVTPLTRALEE CLO III LTD SER 2014-3A CL A-R FLTG 10-20-2027		1,999
PVTPLVOLKSWAGEN GROUP AMER FIN LLC GTD NT FLTG 11-13-2020		2,008
QNB FINANCE LTD FRN 31/05/21		1,511
QNB FINANCE LTD FRN GTD SNR MTN 02/2020		2,204
ROYAL BANK OF SCOTLAND PLC 5.625 GTD SNRNTS DUE 08-24-2020		1,533
ROYAL BK SCOTLAND FLTG RT 3.16175% DUE 05-15-2023		4,246
SANTANDER UK PLC NT FLTG DUE 06-01-2021 REG		1,952
SEMPRA ENERGY NT FLTG RATE DUE 03-15-2021 REG		1,601
SL GREEN OPER FLTG RT 2.67175% DUE 08-16-2021		800
SOUTHERN PWR CO DUE 12-20-2020/12-20-2019 BEO		3,101
STANDARD CHARTERED PLC NT FLTG 144A DUE 09-10-2022/09-10-2021 BEO		4,232
SUMITOMO MITSUI FINL GRP FLTG RT DUE 10-18-2022 BEO		4,418
SVENSKA HANDELSBANKEN AB PUBL MEDIUM TERTRANCHE # TR 19 VAR RT DUE 05-24-2021		602
SYNCHRONY BK GLOBAL SR SHORT TERM BK NTS TRANCHE # SR 00002 DUE 03-30-2020		600
TIME WARNER CABLE 5% DUE 02-01-2020		1,002
UBS GROUP FDG SWITZ AG NT FLTG 144A DUE 08-15-2023/08-15-2022 BEO		5,032
VERIZON COMMUNICATIONS DUE 05-15-2025 BEO		3,683

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2019
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Corporate debt - continued
VODAFONE GROUP PLC NEW NT FLTG DUE 01-16-2024 REG		2,126
WELLS FARGO & CO FLTG RT 2.66088% DUE 02-11-2022		5,034
WESTINGHOUSE AIR STEP CPN 3.4185% DUE 09-15-2021		700
ZOETIS INC SR NT FLTG 08-20-2021		601
Total Corporate debt		250,580

Government debt
CALIFORNIA ST FLTG RT 04-01-2047 BEO TAXABLE		2,610
FNMA SINGLE FAMILY MORTGAGE 3% 30 YEARS SETTLES FEBRUARY		9,322
FNMA SINGLE FAMILY MORTGAGE 3.5% 30 YEARS SETTLES FEBRUARY		10,591
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES FEBRUARY		41,100
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES MARCH		12,379
GNMA 2016-H17 MTG PASS THRU CTF CL MX FC08-20-2066		865
GNMA 2016-H20 REMIC PASSTHRU CTF CL MX-PT 09-20-2066		1,883
GNMA REMIC PASSTHRU SER 2016-H11 CLS F 05-20-2066		166
UNITED STATES OF AMER INFL INDXD TREAS NOTES 0.25% TB 01-15-25 USD1000 A-2025		4,604
UNITED STATES OF AMER TREAS NOTES INFL IDX T-BOND .875% 01-15-2029		8,009
UNITED STATES TREAS INFL NTS 0.375%DTD 07/15/2015 07-15-2025		10,630
UNITED STATES TREAS INFL INDEXED NTS .125%01-15-2023		14,158
UNITED STATES TREAS INFL INDEXED NTS 0.75%07-15-2028		9,599
UNITED STATES TREAS NTS 0.5% 04-15-2024		518
UNITED STATES TREAS NTS DTD 07/31/2019 1.75% DUE 07-31-2021 REG		36,488
UNITED STATES TREAS NTS INFL IDX DTD 0.625%01-15-2026		3,125
UNITED STATES TREAS 1.5% DUE 09-30-2021		49,125
UNITED STATES TREAS 1.5% DUE 10-31-2024		84,392
WI TREASURY 0% T-BILL 01-09-2020		125
Total Government debt		299,689

Certificate of deposit
LLOYDS BK CORP MKTS PLC NY BRH INST INSTL CTF DEP 00005 DTD 10-09-2018		2,004
LLOYDS BK CORP MKTS PLC NY BRH INST FLTGRT 09-24-2018 DUE 9-24-2020		1,102
Total Certificate of deposit		3,106

Private 40-Act mutual funds
PIMCO Short-Term Floating NAV Portfolio II		187,451
PIMCO Short-Term Portfolio		50,637
Total Private 40-Act mutual funds		238,088

*Loans to participants, 3.00% to 9.25%		89,236

		$11,039,360

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN
(PUERTO RICO)

DECEMBER 31, 2019 and 2018

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

3

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois

June 26, 2020

4

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

(Dollars in thousands)

	2019	2018
Assets
Cash	$19	$118
Investments, at fair value	168,599	147,233
Notes receivable from participants	4,458	3,920
Due from brokers	151	-
Accrued interest income	17	20

Total assets	173,244	151,291

Liabilities
Accrued investment expenses	3	2
Due to brokers	60	56

Total liabilities	63	58

NET ASSETS AVAILABLE FOR BENEFITS	$173,181	$151,233

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2019

(Dollars in thousands)

Additions
Contributions
Employer	$2,140
Participant	4,267
Rollovers	12

Total contributions	6,419

Investment income
Net appreciation in fair value of investments	23,660
Interest and dividends	2,316

Net investment income	25,976

Interest income on notes receivable from participants	181

Total additions	32,576

Deductions
Benefits paid to participants	10,590
Other expenses	38

Total deductions	10,628

NET INCREASE	21,948

Net assets available for benefits
Beginning of year	151,233

End of year	$173,181

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2013 in conjunction with Abbott Laboratories (“Abbott”) separating into two publicly traded companies – Abbott and AbbVie Inc. (“AbbVie”). The Plan covers employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”). The employees of the Company had previously participated in the former Abbott Laboratories Stock Retirement Plan (Puerto Rico), which, effective January 1, 2013 was renamed AbbVie Puerto Rico Savings Plan (the “Former Plan”) and sponsorship was assumed by an affiliate of AbbVie.

The Plan is a profit-sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended. In addition, the Plan provides an arrangement by which employees may invest in Abbott shares. Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd. Alight Solutions serves as the record keeper of the Plan. The Northern Trust Company (“Custodian”) and Banco Popular de Puerto Rico (“Trustee”) serve as the Plan’s custodian and trustee, respectively. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Contributions to the Plan are paid to a trust administered by the Trustee. An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% (or 1%, for Abbott Green participants) to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Excluding the Abbott Green participants, the employer contribution for the year ended December 31, 2019 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan. Effective with the first pay period ending after March 1, 2017, employer matching contributions for Abbott Green participants are made at the rate of 100% up to a 3% deferral of eligible earnings. Employer contributions are invested each pay period according to the participant’s investment elections.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Plan participants may continue to hold the AbbVie stock they received from the distribution that transferred from the Former Plan into their Plan accounts; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan. AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

For employees who became Abbott Green participants prior to January 1, 2018, matching contributions vest 20% after one year of service and 100% after two years of service. Abbott Green participants are also fully vested in matching contributions upon death or qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2019, approximately $6,900 of forfeitures were used to reduce employer contributions. Forfeitures totaling approximately $117,000 and $113,000 were available at the end of 2019 and 2018, respectively.

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments, a single lump sum or a partial lump sum. Participants may elect a direct rollover of their accounts. Distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 31st of December following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

9

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Participants are permitted to make redemptions from the funds on a daily basis. Certain funds require five days’ notice for a Plan level redemption.

The following tables summarize the basis used to measure investments at fair value at December 31, 2019 and 2018 (dollars in thousands):

	Basis of Fair Value Measurement
2019	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$78,489	$-	$-	$-	$78,489
Mutual funds	13,728	-	-	-	13,728
Collective trust funds	-	-	-	76,382	76,382
Total investments at fair value	$92,217	$-	$-	$76,382	$168,599

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
2018	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$72,878	$-	$-	$-	$72,878
Mutual funds	33,653	-	-	-	33,653
Collective trust funds	-	-	-	40,702	40,702
Total investments at fair value	$106,531	$-	$-	$40,702	$147,233

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie shares. Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund. The Company pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

11

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2019 and 2018 is presented below:

	2019	2018
Abbott common shares, 631,512 and 654,515 shares, respectively (dollars in thousands)	$54,853	$47,341
Market value per share	$86.86	$72.33

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Trustee. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2019, the Plan received $820,000 in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

12

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

NOTE F - TAX STATUS

The Plan received letters dated April 19, 2016 and December 2, 2019 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax. The Plan has been amended since receiving the letters. The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE G - SUBSQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2019 through the date these financial statements were issued. In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. The spread of COVID-19 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies. Management of the Plan is not aware of any other subsequent events that require recognition or additional disclosure in these financial statements.

13

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value
Common stock - employer securities
*Abbott Laboratories, common shares		$54,853

Common stock
AbbVie Inc., common stock		23,636
Total Common stock		78,489
Mutual funds
PIMCO All Asset Fund		2,045
PIMCO Short Asset Investment Fund		9,008
Vanguard Mid-Cap Value Index Fund Admiral		2,675
Total Mutual funds		13,728
Collective trust funds
Blackrock International Opportunities Fund		1,482
Capital Group EuroPacific Growth Trust		5,159
Capital Group The Growth Fund of America Trust		12,203
Capital Group The Investment Company of America Trust		4,909
Capital Group Washington Mutual Investors Trust		2,791
GW&K Small-Mid Cap Core Equity Fund		2,775
*Northern Trust Collective World ex-U.S. Index Fund		565
*Northern Trust Collective ACWI ex-U.S. Index Fund		76
PIMCO Total Return Collective Trust Fund		2,062
SSGA Russell Small/Mid Cap Index Fund		3,095
SSGA S&P 500 Index Fund		6,672
SSGA U.S. Bond Index Fund		822
SSGA Target Retirement 2015		3,163
SSGA Target Retirement 2020		5,211
SSGA Target Retirement 2025		6,336
SSGA Target Retirement 2030		5,099
SSGA Target Retirement 2035		3,806
SSGA Target Retirement 2040		4,094
SSGA Target Retirement 2045		2,471
SSGA Target Retirement 2050		1,543
SSGA Target Retirement 2055		730
SSGA Target Retirement 2060		123
SSGA Target Retirement Income		950
*Northern Trust Collective Short Term Investment Fund		245
Total Collective trust funds		76,382
*Loans to participants, 3.25% to 5.50%		4,458
		$173,057

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

15

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 26, 2020	By:	/s/ Marlon Sullivan
Marlon Sullivan
Plan Administrator